October 17, 2008	Lauren Burnham Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
VIA EDGAR
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	United Development Funding IV
Registration Statement on Form S-11
File No. 333-152760
Ladies and Gentlemen:
     On behalf of United Development Funding IV (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2008 (Registration No. 333-152760) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated September 5, 2008. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
General
1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.
Response: The Issuer respectfully submits that its investment strategy excludes the Issuer from the definition of “investment company” for purposes of the Investment Company Act of 1940, as amended

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.		Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

Securities and Exchange Commission
October 17, 2008

(the “Investment Company Act”), due to the provisions of Section 3(c)(5)(C) of the Investment Company Act. That section provides an exclusion for “any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in . . . purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.”
     The Issuer’s securities do not represent face-amount certificates of the installment type or periodic payment plan certificates. Furthermore, the Issuer is not engaged in the business of issuing redeemable securities, as such term is defined in Section 2(a)(32) of the Investment Company Act. To be a redeemable security under that section of the Investment Company Act, the holder of the security must be “entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof,” upon presentation of his securities to the Issuer. Although the Issuer has adopted a discretionary share redemption program, the redemption price under the program generally is based on the price at which the holder purchased his shares or the price at which such shares are currently being offered by the Issuer, and not the net asset value of the Issuer. Furthermore, the redemption program is completely discretionary, and the Issuer’s board of trustees may suspend, terminate or amend the redemption program at any time. As a result, the security holder is never “entitled” to his “proportionate share” of the Issuer’s net assets, and thus, the Issuer is not issuing “redeemable securities” as that term is used in the Investment Company Act. See American Home Finance Corporation (pub. avail. May 11, 1981).
     The Issuer’s investment strategy is to originate, purchase, participate in and hold for investment secured loans made directly by the Issuer or indirectly through affiliates of the Issuer for the acquisition or development of real estate. All of the loans in the Issuer’s investment portfolio will be either (1) fully secured by a lien (first or second, but typically second) on the subject real estate (Class I real estate loans), (2) fully secured by a lien on the subject real estate and additional assets of the real estate developer, which may include equity interests in the developer entity or other parent entity that owns the developer entity, a pledge of additional assets of the developer including parcels of undeveloped or developed real estate, and/or the personal guarantees of the developer’s principals or of the developer entity (Class II real estate loans), or (3) fully secured by a lien on 100% of the equity interests in the entity that holds the subject real estate (Tier 1 mezzanine loans). The Issuer will apply the same underwriting criteria and analysis of the underlying real estate to each of its secured loans, regardless of how it decides to structure the respective loan. The Issuer also intends to make direct investments in real estate and, to a much lesser extent, the Issuer may make other real estate-related investments provided that such investments do not cause the Issuer to be deemed an “investment company” under the Investment Company Act.
     In respect of the Investment Company Act, the Staff has taken a no-action position where (1) at least 55% of the value of the assets of the entity consisted of mortgages or other liens on and interests in real estate (so-called “qualifying interests”); (2) at least 25% of the value of the assets of the entity consisted of real estate-type interests, subject to reduction below 25% to the extent the value of the assets described in (1) above exceeds 55%; and (3) up to 20% of the value of the assets of the entity consisted of miscellaneous investments. See Investment Company Act Release No. 3140 (Nov. 18, 1960), United Bankers, Inc. (pub. avail. Mar. 23, 1988), United States Property Investment N.V. (pub. avail. May 1, 1989), The State Street Mortgage Co. (pub. avail. July 17, 1986) and Citytrust (pub. avail. Dec. 19, 1990).

Securities and Exchange Commission
October 17, 2008

See also Capital Trust, Inc. (pub. avail. May 24, 2007), in which the Staff took the position that a so-called “Tier 1 mezzanine loan” was a qualifying interest where: (1) the mezzanine loan was a subordinated loan made specifically and exclusively for the financing of real estate; (2) both junior mortgages and the company’s mezzanine loans were underwritten based on the same considerations and after the lender performed a hands-on analysis of the property being financed; (3) the company exercised ongoing control rights over the management of the underlying property; (4) the company had the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan; (5) the true measure of the collateral securing the mortgage loan was the property being financed and any incidental assets related to the ownership of the property; and (6) the company had the right to foreclose on the collateral and through its ownership of the property-owing entity become the owner of the underlying property.
     At least 55% of the Issuer’s investments are expected to be qualifying interests for purposes of the Investment Company Act, consisting of fee interests in real estate, Class I real estate loans and Tier 1 mezzanine loans. At least 25% (subject to reduction below 25% to the extent the value of the assets described in the preceding sentence exceeds 55%) of the Issuer’s investments are expected to be Class II real estate loans. To the extent that the Issuer holds any assets indirectly through a general partnership in which it or a wholly-owned subsidiary acts as a general partner, the Issuer’s interest in each loan will be determined based on a percentage of its or its subsidiary’s capital contribution to the partnership. If, however, the Company or such subsidiary does not exercise the right to be active in the management and operation of the partnership and in all major decisions affecting the partnership and does not have the unilateral right to foreclose on the mortgage loan in the event of default, such loan will be considered a miscellaneous investment and subject to a cap of 20% of the value of the assets of the Issuer. Thus, the Issuer believes its investment strategy excludes the Issuer from the definition of “investment company” for purposes of the Investment Company Act. See NAB Asset Corporation (pub. avail. June 20, 1991).
2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
Response: A copy of the Issuer’s logo as used on the front cover page of the Prospectus, the back cover page of the Prospectus, and the first page of the Subscription Agreement attached as Exhibit B to the Prospectus is contained in the paper copies of the Amendment provided to the Staff supplementally as the courtesy copies of this filing. A copy of the organizational chart as used in the section of the Prospectus under the caption “Prospectus Summary – Conflicts of Interest” also is contained in the paper copies of the Amendment provided to the Staff supplementally as the courtesy copies of this filing. In addition, a copy of the “10 Year Home Price Appreciation” chart as used in the section of the Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Material Trends Affecting Our Business” is contained in the paper copies of the Amendment provided to the Staff supplementally as the courtesy copies of this filing. The Issuer hereby confirms that such graphics will not be included in any preliminary prospectus distributed to prospective investors prior to the Staff’s review. The Issuer does not intend to use any other pictures, graphics or artwork in the Prospectus.

Securities and Exchange Commission
October 17, 2008

3. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.
Response: Included in the supplemental materials, which are enclosed with the Staff’s courtesy copies of this letter, are copies of the publicly available reports that the Issuer has cited in the Registration Statement, including an indication of the portions of such reports that support the disclosure in the Registration Statement. All of these reports are publicly available, and none of them were prepared for the Issuer. The Issuer did not pay any compensation for the preparation of these reports, other than standard subscriptions paid for commercial publications available to the general public. The Issuer does not cite any other third-party sources in the Registration Statement.
4. Please provide the disclosure called for by Item 12(a), (d) and (e) of Form S-11. Refer to Instruction 1 to Item 12.
Response: The Issuer respectfully submits that the section of the Prospectus under the caption “Description of Shares” provides disclosure regarding the Issuer’s ability to issue preferred shares and to classify or reclassify any unissued shares. Such actions, as disclosed in the referenced section of the Prospectus, may be taken by the Issuer’s board of trustees without any action by the shareholders. In addition, the “Description of Shares – Preferred Shares” section of the Prospectus provides that the board of trustees has no present plans to issue preferred shares. As a result, the Issuer respectfully believes it complies with Item 12(a) of Form S-11.
     With respect to Item 12(d) of Form S-11, the Issuer notes the disclosure in the section of the Prospectus under the caption “Investment Objectives and Criteria – Investment Limitations,” which provides that the Issuer will not invest in equity securities, unless a majority of the board of trustees, including a majority of the independent trustees, not interested in the transaction approves such investment as being fair, competitive and commercially reasonable. Corresponding disclosure also is contained in Section 10.2(c) of the Issuer’s form of Second Articles of Amendment and Restatement attached as Exhibit 3.1(a) to the Registration Statement.
     As reflected in the Amendment and in accordance with Item 12(e) of Form S-11, the Issuer has revised the section of the Prospectus under the caption “Investment Objectives and Criteria – Acquisition and Investment Policies – General Policies” on page 64 to disclose that the Issuer does not intend to underwrite securities of other Issuers.
5. In various places in the prospectus you use the phrase “credit enhancements.” Please provide a plain English explanation of the meaning of this phrase the first time you use it.
Response: The section of the Prospectus under the caption “Prospectus Summary – United Development Funding IV” on page 3 has been revised in the Amendment to include an explanation of the phrase “credit enhancements.”

Securities and Exchange Commission
October 17, 2008

Prospectus Summary
6. We note that your summary, including the Questions & Answers, is 28 pages long. You currently repeat a lot of information in both your Q&A and summary section. For example, the description of your investments appears on page 8 and again on page 26. In addition, your description of the experience of your executive officers and trustees, which begins on page 24, is repeated verbatim in the body of the prospectus. Please revise to limit your summary to those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure.
Response: The Issuer has revised the “Prospectus Summary” and “Questions and Answers About This Offering” sections of the Prospectus to eliminate repetitive disclosure and to highlight the most significant aspects of the offering.
Distribution Policy, page 11
7. As you note on page 145, please disclose that you intend to commence monthly distributions to your shareholders only after you begin to receive interest income.
Response: The section of the Prospectus under the caption “Prospectus Summary – Distribution Policy” on page 10 has been revised in the Amendment to disclose that the Issuer intends to commence monthly distributions when it begins to receive interest and investment income.
Questions and Answers About this Offering, page 23
8. We note your disclosure on page 27 under the subheading “Interest Rate” regarding origination of loans at interest rates ranging from 10% to 25% per annum. Please provide additional information detailing the types of loans which would produce interest rates within this range, such as describing the types of loans that are typically made at a 10% rate of interest and the types of loans that are typically made at a 25% rate of interest.
Response: The disclosure under the subheading “Interest Rate” on page 22 of the Prospectus has been revised in the Amendment to describe the types of loans which may produce interest rates within the 10% to 25% interest rate range.
Risk Factors, page 33
We may suffer from delays in locating suitable investments... page 34
9. You state that delays in the acquisition of properties and secured loans could adversely affect shareholder returns. Please provide additional details describing how such delays would negatively affect shareholder returns.
Response: The risk factor, “We may suffer from delays in locating suitable investments, which could adversely affect the return on your investment” beginning on page 28 of the Prospectus has been revised

Securities and Exchange Commission
October 17, 2008

in the Amendment to provide additional details regarding how such delays could negatively affect shareholder returns.
The homebuilding industry’s strategies in response to the adverse conditions... page 36
10. Please provide additional details describing why a decrease in the number of new homes sold would increase defaults on your loans.
Response: The risk factor, “The homebuilding industry’s strategies in response to the adverse conditions in the industry have had limited success, and the continued implementation of these and other strategies may not be successful” beginning on page 31 of the Prospectus has been revised in the Amendment to provide additional details describing why a decrease in the number of new homes sold would increase defaults on the Issuer’s loans.
Our investment and participation agreements with borrowers will expose us... page 38
11. The last sentence of this risk factor header discusses usury laws in conjunction with your participation agreements, but the risk factor does not discuss this concept. Please revise accordingly.
Response: The sentence regarding usury laws in the referenced risk factor has been removed in the Amendment. Disclosure regarding risks associated with usury laws is found in the risk factor, “If we were found to have violated applicable usury laws, we would be subject to penalties and other possible risks” on page 47 of the Prospectus. As a result, discussion of usury laws in the risk factor referenced in the Staff’s comment would be redundant.
Our ownership interests in real estate could expose us to liabilities, page 39
12. Please revise this risk factor to tailor it to your specific facts and circumstances. Avoid presenting risks that could apply to any issuer in your industry and instead describe the specific liabilities associated with ownership in real estate.
Response: The risk factor referenced in the Staff’s comment has been removed in the Amendment. The specific liabilities associated with ownership in real estate are described in other risk factors in the Prospectus, including the risk factors, “Our investments and participation agreements with borrowers will expose us to various risks and will not guarantee that we will receive any amount under such agreements” beginning on page 33 of the Prospectus and “We will be subject to the general market risks associated with real estate construction and development” on page 34 of the Prospectus, as well as the section of the Prospectus under the caption “Risk Factors – General Risks Related to Investments in Real Estate” beginning on page 47 of the Prospectus. As a result, the Issuer believes that the risk factor referenced in the Staff’s comment was redundant and accordingly, it has been removed.

Securities and Exchange Commission
October 17, 2008

Our declaration of trust permits our board of trustees... page 44
13. The last sentence of this risk factor appears to mitigate the risk you are describing and therefore is not appropriate. Please revise the risk factor to omit this language. Similarly, please revise the risk factor related to geographic concentration, beginning on page 55, to remove the mitigating language regarding your belief that the market fundamentals will improve the prospects of recovery in those regions.
Response: The risk factors, “Our declaration of trust permits our board of trustees to issue securities with terms that may subordinate the rights of the holders of our current common shares of beneficial interest or discourage a third party from acquiring us” on page 39 of the Prospectus and “We will be subject to risks related to the geographic concentration of the properties securing the loans and equity investments we make” beginning on page 49 of the Prospectus have been revised in the Amendment to remove the mitigating language referenced in the Staff’s comment.
We will be subject to a number of legal and regulatory requirements, page 56
You may have tax liability on distributions you elect to reinvest... page 58
14. These risk factor subheadings merely state a general fact about your business. Please revise it so that they convey the associated risks to your company or your investors.
Response: The risk factor headings referenced in the Staff’s comment have been revised in the Amendment to be, “We will be subject to a number of legal and regulatory requirements, including regulations regarding interest rates, mortgage laws, securities laws and the taxation of REITs or business trusts, which may adversely affect our operations” and “You may have tax liability on distributions you elect to reinvest in our common shares of beneficial interest, and you may have to use funds from other sources to pay such tax liability.” Such risk factors are on pages 50 and 52 of the Prospectus, respectively.
Estimated Use of Proceeds, page 62
15. Please identify the percentage of the offering proceeds that you expect to apply to each of the following categories of investments: secured loans relating to single-family residential lots, model and new single-family homes and mixed-use master planned residential communities, and direct investments in land for development into single-family lots, model homes and finished lots and homes. Please see Item 504 of Regulation S-K.
Response: The section of the Prospectus under the caption “Estimated Use of Proceeds” has been revised in the Amendment to disclose the percentage of offering proceeds that the Issuer expects to apply among categories of investments.
16. Please revise the second bullet point on page 62 to briefly explain the term “wholesaling services.”

Securities and Exchange Commission
October 17, 2008

Response: The second bullet point on page 56 of the Amendment has been revised to briefly explain the term “wholesaling services.”
Investment Objectives and Criteria, page 65
Underwriting Policies and Procedures, page 73
17. We note that in cases where you obtain an appraisal after making an investment, your independent trustees have the ability to withdraw such investment after a review of the appraisal. Please provide additional detail regarding how your independent trustees can withdraw an investment that has already occurred.
Response: The Prospectus has been revised to provide that the Issuer will obtain appraisals prior to making an investment.
Management, page 92
18. Please provide the disclosure called for by Item 407(a)(1)(ii).
Response: As a publicly traded, non-listed real estate investment trust, the Issuer is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the “NASAA REIT Guidelines”). The NASAA REIT Guidelines contain a definition of the term “independent trustees,” which is used by the Issuer in its determination of a trustee’s independence and contained in Article V of the Issuer’s form of Second Articles of Amendment and Restatement attached as Exhibit 3.1(a) to the Registration Statement. The section of the Prospectus under the caption “Management – General” beginning on page 87 has been revised in the Amendment to include a reference to the definition of “independent trustees” contained in the NASAA REIT Guidelines and the Issuer’s form of Second Articles of Amendment and Restatement. In addition, the Issuer hereby undertakes that the definition of “independent trustees” will be available on the Issuer’s website or attached as an appendix to the Issuer’s next proxy statement, in compliance with Item 407(a)(2) of Regulation S-K.
Executive Officers and Trustees, page 93
19. We note that Mr. O’Brien is not listed as an independent trustee. Please revise Mr. O’Brien’s biographical disclosure to explain his affiliation with the registrant, its advisor, or its affiliates.
Response: The biographical disclosure of Scot W. O’Brien beginning on page 89 of the Prospectus has been revised in the Amendment to disclose that Mr. O’Brien, in his capacity with the law firm of Hallett & Perrin, provides legal services to the Issuer’s advisor, asset manager and affiliates of both the Issuer’s advisor and asset manager. Because Mr. O’Brien has a “material business or professional relationship” with the Issuer’s advisor, asset manager and their affiliates, he is not considered “independent” under the definition of “independent trustee” in the Issuer’s declaration of trust.

Securities and Exchange Commission
October 17, 2008

The Advisory Agreement, page 101
20. It appears that some of the day-to-day activities summarized in the bullet points on page 101 may have been delegated by the advisor to the asset manager. Please revise the disclosure as appropriate to clarify this point.
Response: The section of the Prospectus under the caption “Management – The Advisory Agreement” beginning on page 95 has been revised in the Amendment to disclose the activities that will be delegated by the Issuer’s advisor to the asset manager.
21. We note your disclosure that your advisor and its officers and affiliates will not be dedicated exclusively to your business but that the advisor will “devote sufficient resources” to your administration. Please briefly describe the time commitment required of your executive officers pursuant to the advisory agreement.
Response: The Issuer’s advisor and its officers and affiliates will be required to commit sufficient time to ensure performance of all the services detailed in the advisory agreement. The Issuer’s program, at maturity, is expected to represent approximately 50% of the assets under management by the Issuer’s executive officers and entities with which they are affiliated. Correspondingly, the Issuer’s chief executive officer and chairman of the board of trustees, Hollis M. Greenlaw, the Issuer’s chief operating officer and chief accounting officer, David A. Hanson, and the Issuer’s chief financial officer, Cara D. Obert, will be required to devote up to 50% of their time to the administration of the Issuer’s business. The Issuer’s executive officers expect to increase their resources as the fund grows in size.
Asset Manager and Its Affiliates, page 104
22. Please revise to describe the compensation paid by you or the advisor to the asset manager.
Response: The section of the Prospectus under the caption “Management – Asset Manager and Its Affiliates” beginning on page 98 has been revised in the Amendment to disclose the compensation that will be paid by the Issuer’s advisor to the asset manager.
Management Compensation, page 109
23. As disclosed on page 10, footnote 5, please disclose the acquisition and origination expenses and fees if a 50% leverage level were used.
Response: Footnote (3) to the table in the section of the Prospectus under the caption “Management Compensation” has been revised in the Amendment to disclose the acquisition and origination fees and expenses that will be paid if the Issuer uses 50% fund level leverage.
24. Please expand the description of advisory fees and debt financing fees to disclose estimated dollar amounts for each fee, assuming the amounts available for investment as disclosed in your Use of Proceeds section. Please estimate advisory fees assuming you invest on both a leveraged basis and an unleveraged basis. For advisory fees and debt financing fees, please assume leverage

Securities and Exchange Commission
October 17, 2008

equal to 50% of assets available for investment, consistent with your borrowing policies described on page 79. If you believe different assumptions are more appropriate, please explain why.
Response: The table in the section of the Prospectus under the caption “Management Compensation” has been revised in the Amendment to disclose estimated dollar amounts for the advisory fees and debt financing fees. The disclosure of advisory fees has been provided on an unleveraged basis in the table, with a footnote to the estimated advisory fees that will be paid if the Issuer uses 50% fund level leverage. Similarly, the debt financing fees are estimated based on the Issuer using 50% fund level leverage.
Prior Performance Summary, page 126
25. Footnote (1) to Table III in your prior performance tables indicates that United Mortgage Trust made distributions in excess of earnings for the period from September 30, 1997 through December 31, 2005. Please expand your discussion of adverse business developments at the end of this section to describe this earnings deficit. Also, please include a separate subheading to highlight the discussion of adverse business developments.
Response: The Amendment reflects a separate “Adverse Business Developments” subheading in the “Prior Performance Summary” section on page 129 of the Prospectus. This section of the Prospectus also has been revised in the Amendment to provide disclosure of United Mortgage Trust’s distributions in excess of earnings.
United Development Funding III, L.P.
26. As noted on the top of page A-3, please disclose that UDF III has investment objectives similar to you.
Response: The section of the Prospectus under the caption “Prior Performance Summary – Public Programs – United Development Funding III, L.P.” beginning on page 125 has been revised in the Amendment to disclose that United Development Funding III, L.P. has investment objectives similar to the Issuer’s investment objectives.
Private Programs, page 133
27. Please revise to describe the experience of UDF I and UDF II with non-performing loans, loan defaults, and provisions for loan losses similar to the disclosure you have provided for United Mortgage Trust.
Response: The section of the Prospectus under the caption “Prior Performance Summary – Private Programs” beginning on page 127 has been revised in the Amendment to disclose the experience of United Development Funding, L.P. and United Development Funding II, L.P. with non-performing loans, loan defaults and provisions for loan losses.

Securities and Exchange Commission
October 17, 2008

Description of Shares, page 154
Share Redemption Program, page 162
28. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003), and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.
Response: In accordance with the Staff’s comment, the Issuer has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. In the event the Issuer has any questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, it will contact the Division’s Office of Mergers and Acquisitions.
29. We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.
Response: In accordance with the Staff’s comment, the Issuer has reviewed all elements of its share redemption program in determining that it is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. In the event the Issuer has any questions as to whether the program is entirely consistent with that class exemption, it will contact the Division of Market Regulation.
30. You note that your share redemption program is only for shareholders who purchase their shares directly from you or certain transferees. Please revise to clarify, if true, that shareholders who purchase from the selling group members will be eligible to participate in your share redemption program.
Response: The section of the Prospectus under the caption “Description of Shares – Share Redemption Program” beginning on page 155 has been revised in the Amendment to clarify that shareholders who

Securities and Exchange Commission
October 17, 2008

purchased their shares through selling group members will be eligible to participate in the Issuer’s share redemption program.
31. Pursuant to Guide 5, Item 17(7), please disclose the period of time which a redemption request may be pending prior to it being granted or rejected.
Response: As disclosed in the section of the Prospectus under the caption “Description of Shares – Share Redemption Program” beginning on page 155, the Issuer intends to redeem shares monthly under the share redemption program if the Issuer has sufficient funds to accommodate all requests. If the Issuer does not have sufficient funds available to accommodate all requests, shareholders requesting redemption can (1) withdraw their request for redemption, (2) ask that the Issuer redeem their shares at the then-current net asset value of the shares, or (3) ask that the Issuer honor the redemption request when sufficient funds become available. Because the shareholder can withdraw the request for redemption at any time, the Issuer respectfully believes that the terms of the share redemption program comply with Item 17(7) of Industry Guide 5.
Plan of Distribution, page 189
32. We note that the units will be offered through the selling efforts of broker-dealers. If known prior to the effective date, please revise to identify the brokers or dealers that will participate in the offering and state the amount to be offered through each. Refer to Item 508(c) of Regulation S-K. Also, please revise to disclose that the broker-dealers are underwriters in this offering, or tell us why you believe they are not underwriters.
Response: The Issuer does not anticipate that any selling agreements will be executed with any broker-dealer other than IMS Securities, Inc. prior to the effective date of the offering. In addition, the Issuer notes that its shares will be offered on a “best efforts” basis and therefore no specific number of shares will be allocated to any broker-dealer; rather, each participating broker-dealer will sell whatever portion of the total number of shares being offered that such broker-dealer is able to sell. The section of the Prospectus under the caption “Plan of Distribution – The Offering” on page 182 has been revised in the Amendment to clarify that broker-dealers that participate in the offering will be “underwriters” as that term is defined under the Securities Act of 1933, as amended.
Supplemental Sales Material, page 197
33. Pursuant to Guide 5, Item 19.D., please confirm that you will submit to us for our review any sales material that will be furnished to investors prior to its use.
Response: At this time, the Issuer has not yet created any sales material relating to this offering. If and when such materials are created, the Issuer will provide them supplementally to the Staff prior to their use in accordance with Item 19.D. of Industry Guide 5.

Securities and Exchange Commission
October 17, 2008

Exhibit A - Prior Performance Tables, page A-1
Table I, page A-2
34. Please revise to present the specific line item information as a percentage of the total amount raised. Revise the “dollar amount raised” line to reflect that it is 100%. Dollar amounts may be used in addition to the percentages.
Response: Table I on page A-2 of the Prospectus has been revised in the Amendment to present the specific line item information as a percentage of the total amount raised, and the “dollar amount raised” row has been revised to reflect a percentage of 100%.
Table II, page A-3
35. Refer to footnote (6). Please tell us why the table shows only reimbursements from 1999-2000.
Response: The Issuer submits that the 1999-2000 reimbursements regarding United Mortgage Trust were the only reimbursements with respect to any of the programs over the period described in Table II.
Table III, page A-4
36. The second section of Table III requires that the cash distribution and income tax results be disclosed based on a $1,000 investment to enable an investor to determine the net results to previous investors in the context of a $1,000 investment. Please revise Table III accordingly. Additionally, much of this second section is currently left blank. Please fill in the information in this second section or explain why such information has been omitted.
Response: The Issuer respectfully submits that the information in the “Tax and Distribution Data Per $1,000 Invested” section of Table III of the Prospectus is complete and properly reflected. United Mortgage Trust is a debt REIT and invests in loans, rather than properties. Consequently, United Mortgage Trust does not have income from recapture or capital gains or losses.
37. We note that the figures in the last row of this table are all 0%. This final line item in Table III sets forth the amount remaining in acquired properties at the end of the last year reported and is determined by dividing the total acquisition costs of the properties which are still held by the program by the total acquisition costs of all the properties which the program has acquired. This line item enables investors to determine the approximate stage of the prior programs. Please revise or advise.
Response: United Mortgage Trust is a debt REIT and invests in loans, rather than properties. Accordingly, Table III of the Prospectus has been revised in the Amendment to reflect the percentage of the net proceeds available for investment that remain invested in loans at the end of the last year reported in the table.

Securities and Exchange Commission
October 17, 2008

Table V, page A-8.
38. Please tell us why you have presented aggregate information for the loans and equity investments held by United Mortgage Trust. We note that you have presented separate disclosure for each individual loan for the other programs and provided disclosure in a format more consistent with Industry Guide 5. Similarly, tell us the reason for providing aggregated disclosure in Table VI.
Response: The Issuer submits that United Mortgage Trust invested in over 7,000 loans at an average loan size of approximately $60,000 per loan. The Issuer believes that disclosure of these individual loans would thus be prohibitively difficult and expensive and would not provide meaningful disclosure to prospective investors. United Development Funding I, L.P., United Development Funding II, L.P. and United Development Funding III, L.P. each invested in fewer loans with a higher investment amount per loan, thus allowing the Issuer to provide meaningful disclosure regarding the individual loans.
Part II. Information Not Required in Prospectus, page II-1
Item 36. Financial Statements and Exhibits, page II-3
39. Please file the legal and tax opinions with your next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have comments.
Response: The form of opinion of Venable LLP as to the legality of the securities is attached as Exhibit 5.1 to the Registration Statement, and the form of opinion of Morris, Manning & Martin, LLP as to tax matters is attached as Exhibit 8.1 to the Registration Statement. Copies of these forms of opinions are included in the paper copies of the Amendment provided to the Staff supplementally as the courtesy copies of this filing.
Item 37. Undertakings, page II-3
40. Please revise to provide the undertaking required by Item 512(f) of Regulation S-K.
Response: The Issuer respectfully believes that the undertaking provided in Item 512(f) of Regulation S-K is not appropriate for the Issuer’s offering. The Issuer is not offering its common shares of beneficial interest in a firmly underwritten offering, but rather, shares are being offered on a “best efforts” basis, whereby selling group members are not required to sell any specific number or dollar amount of shares. Furthermore, as noted in the section of the Prospectus under the caption “Prospectus Summary – Description of Shares,” the Issuer does not intend to issue certificated shares. Therefore, it does not appear that the Item 512(f) undertaking is applicable to this offering.
* * * *
     The Issuer acknowledges that:

Securities and Exchange Commission
October 17, 2008

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MORRIS, MANNING & MARTIN, LLP
/s/ Lauren Burnham Prevost

Lauren Burnham Prevost

cc:           Hollis M. Greenlaw, Esq.